UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,494,015(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,494,015(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,494,015(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,494,015(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,494,015(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,494,015(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,494,015(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,494,015(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,494,015(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

(1) Restated to give effect to the 10:1 reverse stock split completed on January 22, 2013.

Item 1. Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D amends and supplements Amendment No. 2 filed by the reporting persons on January 4, 2013, Amendment No. 1 filed by the reporting persons on September 13, 2012 and the statement on Schedule 13D filed by the reporting persons on March 19, 2012, and relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc. (the “Company”), whose principal executive office is located at 405 State Highway 121 Bypass, Building A, Suite 110, Lewisville, Texas 75067.

Item 2. Identity and Background.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

The sole members of RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired pursuant to (i) exercise by RCF V of pro rata basic subscription rights and an over-subscription privilege in a rights offering by the Company to all stockholders, pursuant to a standby purchase commitment entered into between RCF V and the Company, and (ii) payment of interest owed under a Bridge Loan Agreement (the “Bridge Loan Agreement”) dated December 17, 2012 between the Company, as borrower, and RCF V, as lender. The shares subscribed for in the rights offering were paid for by offset of all amounts owed by the Company to RCF V under the Bridge Loan Agreement.

Item 4. Purpose of Transaction.

The beneficial ownership that is the subject of this Schedule 13D was acquired for the purpose of investment. Shares of Company Common Stock acquired include (i) 31,343 shares received in payment of interest on the bridge loan and (ii) 1,960,784 shares received upon exercise by RCF V of its Basic Subscription Right and Over-Subscription Privilege in a rights offering conducted by the Company that closed on March 5, 2013. The shares were acquired by RCF V pursuant to a Standby Purchase Agreement dated December 17, 2012. As a result, RCF V owns a total of 6,494,015 shares of the Common Stock of the Company. The Reporting Persons intend to continue to evaluate the Company’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Persons will take such action as they deem appropriate, including, but not limited to (i) engaging in communications with the management, board of directors and/or other shareholders of the Company concerning the operations and management of the Company and other matters and (ii) proposing additional transactions with the Company, including transactions that could result in a change of control of the Company.

Except as described in this Schedule, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

As of March 5, 2013 RCF V owns 6,494,015 shares of Common Stock of the Company. Based on the foregoing and assuming 19,773,334 issued and outstanding shares of Common Stock of the Company upon completion of the rights offering, RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 32.8% of the issued and outstanding Common Stock of the Company.

As of March 5, 2013 Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 32.8% of the issued and outstanding Common Stock of the Company.

As of March 5, 2013, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 32.8% of the issued and outstanding Common Stock of the Company.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RCF V and the Company are party to (i) a Stockholders’ Agreement, dated as of March 1, 2012, (ii) a Registration Rights Agreement dated as of March 1, 2012, (iii) a Bridge Loan Agreement, dated as of December 17, 2012, and (iv) a Standby Purchase Agreement, dated as of December 17, 2012.

Pursuant to the Stockholders’ Agreement (the “Stockholders’ Agreement”), at all times that RCF V or any of its affiliates (the “RCF Parties”) owns shares of Common Stock of the Company which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Common Stock of the Company, (x) the Company’s Board of Directors (the “Board”) agrees to nominate or appoint one (1) qualified individual identified by the RCF Parties to serve on the Board, and (y) the RCF Parties may designate an observer to attend all meetings of the Board. In addition, so long as any of the RCF Parties owns or holds shares of Common Stock of the Company, the RCF Parties have the right to participate in any sale or placement of any Common Stock, warrants to acquire Common Stock, or other equity interests (an “Equity Financing”) of the Company on a pro rata basis at the same price and the same terms and conditions as offered to other investors in the Equity Financing. Under the Stockholders’ Agreement, the board of directors and management of the Company is to consult with representatives of the RCF Parties in determining the business, operations and management of the Company.

This board nomination right was amended in the Bridge Loan, in which the Company agreed that so long as the RCF Parties hold shares which in the aggregate on a partially diluted basis exceed twenty-five percent (25%) of all shares issued and outstanding, the RCF Parties will be entitled to nominate a total of two (2) qualified individuals to serve on the Board of Directors of the Company.

Pursuant to these arrangements, Mr. John Pfahl, an associate of the RCF Parties, became a director of the Company on June 4, 2012, and Mr. Mark Wheatley became a director of the Company in January 2013. Mr. Wheatley was nominated by the RCF Parties, but is not an affiliate of the RCF Parties.

Pursuant to the Registration Rights Agreement, the Company is obligated to include all shares received in connection with the bridge loan and the rights offering in a resale registration statement filed with the Securities and Exchange Commission.  Such registration shall be at the expense of the Company.

Pursuant to the Standby Purchase Agreement, RCF V agreed that, in relation to the rights offering to be effected by the Company, (i) it would exercise its Basic Subscription Rights to purchase its pro rata portion of shares offered in the rights offering, (ii) it would exercise its Over-Subscription Privilege to the extent required such that the aggregate purchase prices for its total subscription would equal $5,000,000, which subscription price would be paid by offset against the amount owed under the bridge loan, and (iii) to the extent the total proceeds to the Company in the rights offering was less than $8,000,000, it would purchase additional Common Stock at the rights offering price such that the total subscription price from all holders in the rights offering equaled $8,000,000.

Item 7. Material to Be Filed as Exhibits.

10.1	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.2	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.4 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.3	Bridge Loan Agreement dated as December 17, 2012 between Resource Capital Fund V L.P. and Uranium Resources, Inc. and its subsidiaries – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on December 19, 2012.

10.4	Standby Purchase Agreement dated as of December 17, 2012 between Resource Capital Fund V L.P. and Uranium Resources, Inc. – Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on December 19, 2012.

99.1	Joint Filing Agreement, dated as of March 19, 2012 - Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2013

RCA V GP LTD.

By:	/s/ Ross R. Bhappu
	Name:	Ross R. Bhappu
	Title:	Partner and Assistant Secretary

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Ross R. Bhappu
	Name:	Ross R. Bhappu
	Title:	Partner and Assistant Secretary

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Ross R. Bhappu
	Name:	Ross R. Bhappu
	Title:	Partner and Assistant Secretary

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